Exhibit 99.74

CANOPY GROWTH CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017

NOVEMBER 13, 2017

Canopy Growth Corporation (“the Company” or “Canopy Growth”) is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario. Canopy Growth trades on the Toronto Stock Exchange (“TSX”) under the ticker symbol “WEED”.

This Management’s Discussion and Analysis of the Financial Condition and Results of Operation (“MD&A”) is dated November 13, 2017. It should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (the “Interim Financial Statements”) for the three and six months ended September 30, 2017, including the accompanying notes.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of Canadian dollars, except share amounts. This MD&A was prepared with reference to National Instrument 52-109 – Continuous Disclosure Obligations of the Canadian Securities Administrators. This MD&A provides information for the three and six months ended September 30, 2017 and up to and including November 13, 2017.

By their nature, the Interim Financial Statements do not include all the information required for full annual financial statements. Accordingly, this MD&A should be read in conjunction with the Company’s audited amended and restated consolidated financial statements and notes thereto for the year ended March 31, 2017 and the related MD&A for the year ended March 31, 2017 which was amended and restated as of November 13, 2017.

The Interim Financial Statements and this MD&A have been reviewed by the Company’s Audit Committee and was approved by the Company’s Board of Directors on November 13, 2017.

The accompanying Interim Financial Statements were prepared in compliance with International Financial Reporting Standard 34 Interim Financial Reporting (“IAS 34”), in accordance with subparagraph 3.2(1) (b) of NI 52-107 and include the accounts of the Company and its wholly-owned subsidiaries which include Tweed Inc. (“Tweed”), Tweed Farms Inc. (“Tweed Farms”), Bedrocan Canada Inc. (“Bedrocan”) and Mettrum Health Corp. (“Mettrum”), which includes wholly-owned subsidiaries, Mettrum Ltd. and Agripharm Corp., and Tweed Grasslands Cannabis Inc. (“Tweed Grasslands”) which are all licensed producers of medical cannabis in Canada in addition to other subsidiaries and investments held. A complete list of subsidiaries, affiliates and investments held is detailed in Note 3 to the Interim Financial Statements. All intercompany balances and transactions have been eliminated on consolidation.

Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and annual information forms are available on-line at www.sedar.com and also on the Company’s website at www.canopygrowth.com, and Short Form Prospectus with respect to the bought deals dated April 8, 2016, August 18, 2016 and December 16, 2016 are available on-line at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” and forward-looking information within the meaning of Canadian securities laws, including but not limited to statements relating to:

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	the Company’s expectations regarding the adoption and impact of certain accounting pronouncements;

•	the Company’s expectations regarding legislation, regulations and licensing related to the cultivation, production and sale of cannabis products by the company’s wholly-owned subsidiaries;

•	the expected number of users of medical cannabis or the size of the medical cannabis market in Canada;

•	the potential time frame for the implementation of legislation to legalize regulated recreational cannabis use in Canada and the potential form of implementing the final legislation will take;

•	the potential size of the regulated recreational cannabis market in Canada should regulated recreational use be legalized;

•	the ability to enter and participate in international market opportunities;

•	the Company’s expectations with respect to the company’s future financial and operating performance;

•	product sales expectations;

•	production capacity expectations; and

•	the Company’s ability to achieve profitability without further equity financing.

The words “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates” “forecasts”, “intends”, “anticipates”, or “believes” or variation (including negative variations) of such words and phrases, or statements that certain actions, events, or results “may”, “could”, “would”, “might”, or “will” be taken, occur or to achieve are all forward-looking statements. Forward-looking statements are based on the reasonable assumptions, estimates, internal and external analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable at the date that such statements are made. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to, the factors discussed in the section entitled “RISKS AND UNCERTAINTIES”. Although the Company has attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as at the date of the MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements. The Company does not undertake to update any forward-looking statements except as required by applicable securities laws.

CORPORATE STRATEGY

Canopy Growth, an early mover in the Canadian market, is a multi-brand cannabis company that believes its strong focus on and investment in brand, market and product differentiation, increased cannabis supply through Company and partner cannabis production platforms, and education, to help citizens safely, effectively and responsibly use cannabis, will create a dominant global business with the potential to generate a significant and sustained return on invested capital over the long-term.

The Company’s strategy is to focus on developing and scaling to be the world’s biggest multi-platform, creator of high value branded offerings in multiple formats for medical cannabis markets in Canada and abroad where federally legal, and for regulated recreational markets when they are federally legalized.

During the second quarter and since then, the Company has directed its efforts on major expansion plans to increase both capacity and capability in six provinces, so far, and six countries to date and ensuring those plans are well funded, as evidenced by the recent investment on November 2, 2017 of $245 million by an affiliate of Constellation Brands (“Constellation”) (NYSE: STZ and STZ.B). The expansion plans under development in Canada include 2.4 million sq. ft. of greenhouse and indoor facilities.

The Company has also committed to making investments in marketing, branding and sales functions strengthening Canopy Growth’s position in Canadian and international medical markets, as well as for the coming Canadian Regulated recreational market in mid-2018.

The Company is also investing in its internal administrative and supporting infrastructure, including governance programs, to build a strong and capable organization to maintain its market leadership and capture and scale into new market opportunities.

The Company’s operations are focused on ensuring a consistent selection and availability of cannabis strains for sale in all formats. As at November 13, 2017, there were approximately 40 offerings for sale on the Tweed Main Street online store including dry flower, oils, soft gel capsules across multiple branded categories.

SECOND QUARTER 2018 HIGHLIGHTS

Financial

•	Second quarter revenue was $17,569; a 107% increase over the quarter ended September 30, 2016 when revenue totaled $8,498, and represented an 11% increase over revenues of $15,873 in the first quarter of fiscal 2018;

•	2,020 kilograms and kilogram equivalents[1] sold in the second quarter ended September 30, 2017, representing an increase of 73% over the second quarter of last year, and an increase of 10% over the first quarter of fiscal 2018 in which 1,830 kilograms and kilogram equivalents were sold;

•	Oil sales, including gel caps, accounted for 18% of second quarter revenue. Oil sales in the second quarter accounted for 1,797 litres (or approximately 223 kilogram equivalents) of the kilogram and kilogram equivalents stated above;

•	Average sales price per gram was $7.99 for the second quarter, as compared to $7.01 last year in the same quarter and $7.96 in the first quarter of fiscal 2018;

[1]	Kilogram equivalents refers to cannabis oils where 8 ml is the equivalent of approximately 1 gram of dried cannabis.

•	The weighted average cost per gram before shipping and fulfillment was $1.25 per gram as compared to $1.27 per gram in the first quarter of fiscal 2018 and $1.70 per gram in the second quarter of fiscal 2017. The cost per gram also reflects value-add processing for cannabis oils and sector-exclusive Softgel capsules, both carrying significantly higher margins than dried flower product. The weighted average cost per gram to the point of harvest fell to only $0.72 per gram, the fifth consecutive quarter when the cost to the point of harvest was less than $1 per gram and declined from the previous quarter;

•	The second quarter gross margin before the fair value related impacts in cost of sales was $10,082 or 57% of revenue as compared to $5,098 and 60% of revenue in the same quarter of last year, and $9,025 or 57% of revenue for the first quarter of fiscal 2018. The second quarter gross margin before the fair value related impacts in cost of sales includes costs associated with subsidiaries that are not yet cultivating or selling cannabis, costs of $391 associated with facility improvements at the Mettrum Creemore grow operations continuing into the second quarter and a $703 write-down of hemp products due to discontinued product lines. Excluding these costs totaling $1,781, the gross margin before the fair value impacts in cost of sales would have been $11,863, or 68% of revenue;

•	Net loss in the second quarter of fiscal 2018 amounted to $1,613, or $0.01 per basic and diluted share, compared to net earnings of $5,430 or $0.05 per basic and diluted share in the second quarter of fiscal 2017. The net loss included acquisition costs of $865 in the second quarter, as well as other non-cash expenses totalling $12,507, and offset by the net effects of the IFRS accounting for biological assets and inventory which combined to a net gain of $18,668. Management believes the ongoing investment in building the Company’s production platform, brands, international reach, partnerships, and operations, which directly impacted profitability during the current period, is necessary to strengthen the Company’s global leadership position heading into next year;

•	On July 26, 2017, the Company completed a private placement with one investor (the “Offering”) of common shares (the “Shares”). Pursuant to the Offering, the Company issued 3,105,590 Shares at a price of $8.05 per Share, for aggregate gross proceeds of $25,000. The Company intends to use the proceeds of the Offering for capacity growth initiatives. No finder’s fees were paid by the Company as part of the Offering; and

•	Consolidated cash and cash equivalents were $108,211 at September 30, 2017.

Operations

•	Over 63,000 registered patients at September 30, 2017 compared to approximately 59,000 at June 30, 2017 and approximately 24,000 at September 30, 2016; and

•	Harvested 4,167 kilograms in the quarter as compared to 5,575 kilograms in the first quarter of fiscal 2018;

Corporate Initiatives

Strategic

•	On September 14, 2017, the Company announced that it completed a previously announced agreement with Cannabis Care Canada Inc. (“CCC”) to sell its wholly-owned subsidiary Mettrum (Bennett North) Ltd. Under the terms of the agreement, CCC paid the Company $7,000 in cash and entered into a three-year “take or pay” Supply Agreement with Canopy Growth for high quality dried flowers and refined cannabis resin, with the sale of product at the Company’s discretion;

•	On September 15, 2017, the Company and the Province of New Brunswick announced a supply Memorandum of Understanding (MOU) to provide a reliable and high-quality supply of cannabis products into New Brunswick’s retail stores. The first year of the two-year supply agreement between the Company and the province is for up to 4,000,000 grams of cannabis and cannabis derivative products;

•	On September 18, 2017, the Company introduced the Spectrum Cannabis brand to the Canadian medical cannabis market. The new Canadian brand identity, already launched in several jurisdictions around the world is inspired by the industry first strain classification system which simplifies the dialogue around strength and dosage using a straightforward colour-coded guide;

•	On September 27, 2017, Canopy Health Innovations Inc. (“Canopy Health”), the partly-owned subsidiary of the Company, announced that it had filed nine provisional patents pertaining to the applications of cannabis and cannabinoid based therapeutics in sleep and related nervous system disorders. Canopy Health also announced that it had closed additional funding through sales of common shares bringing total funds raised to date for Canopy Health to over $15,800; and

•	During the second quarter, subsidiary Canopy Rivers entered into funding arrangements with two pre-license ACMPR applicants totaling $7,475 comprised of two $2,000 in convertible debentures, $2,500 to be held in trust in respect of a share subscription agreement and $975 in respect of shares subscribed in one of the ACMPR applicant parties.

Capacity Expansion

•	On August 28, 2017, the Company announced it acquired Spot Therapeutics Inc. (“Spot”), an ACMPR applicant based in Fredericton, New Brunswick. Additionally, through Canopy Rivers, the Company entered into a definitive agreement to complete the previously announced purchase of the industrial building and property where the Company’s Fredericton-based production and distribution platform is being established; and

•	On September 8, 2017, Canopy Growth announced that Tweed Farms had finalized the purchase of a parcel of land adjacent to its current facility in Niagara-on-the-Lake, ON including an operational 458,000 sq. ft. greenhouse. In addition, the Company announced that construction had commenced on an additional 212,000 sq. ft. of state-of-the-art greenhouse to be located on the current Tweed Farms property, to be completed by April 2018. Eventually, Tweed Farms will be home to over 1,000,000 sq. ft. of greenhouse space under glass, plus post-harvest facilities including a recently renovated 10,000 sq. ft. of updated space for new drying rooms and an upgraded laboratory.

International Development

•	On September 11, 2017, the Company and its wholly-owned subsidiary Spektrum Cannabis GmbH (“Spektrum”) announced a supply license agreement with Spains’ Alcaliber, S.A. (“Alcaliber”). Per the supply license agreement, Canopy Growth and Spektrum granted Alcaliber a licence to use certain strains and seeds to be grown and cultivated at Alcaliber’s facilities for sale worldwide.

•	On September 13, 2017, the Company announced that it has entered into a supply agreement with AusCann Group Holdings Ltd. (“AusCann”), whereby Canopy Growth acts as AusCann’s exclusive supplier of medical cannabis for the Australian market; and

•	On September 21, 2017, the Company announced that it had established a binding strategic partnership in the Danish market. Spectrum Denmark ApS (“Spectrum Denmark”) will be a joint venture between Canopy Growth and Danish Cannabis ApS (“Danish Cannabis”) which will serve the needs of Danish medical cannabis patients with Spectrum’s proven products. As part of the arrangement, Canopy Growth made an initial capital commitment of $10,000 to be released in tranches. In addition, the Company committed to issuing up to 1,906,214 common shares in Canopy Growth subject to meeting defined milestones.

RECENT DEVELOPMENTS

•	On October 30, 2017, Canopy Growth announced that it had entered into a strategic relationship with the leading total beverage alcohol supplier in the United States, Constellation Brands (“Constellation”) (NYSE: STZ and STZ.B). Constellation is a leading international producer and marketer of a fast-growing, high-performing portfolio of beer, wine and spirits brands. As part of the strategic relationship, an affiliate of Constellation invested approximately $245 million in Canopy Growth in exchange for common shares that, following the transaction which closed on November 2, 2017, represents a 9.9% equity share in the Company. The strategic relationship will see Constellation provide broad support in the areas of consumer analytics, market trending, marketing and brand development to Canopy Growth. In addition, the Company and Constellation intend to collaborate to develop and market cannabis-based beverages that can be marketed as regulated recreational products in markets where and when such products are federally legal.

In exchange for the investment which closed on November 2, 2017, a total of 18,876,901 Canopy Growth common shares were issued at a price of $12.9783 per share based on a 5-day volume weighted average price (VWAP) as of the close of markets on October 27, 2017. An equal number of common share purchase warrants were issued at the same price, subject to certain restrictions, expiring 30 months from the closing date. The common shares and warrants will have a hold period of four months and one day from the closing date, with the warrants being exercisable in two equal tranches, with the first exercisable tranche date being August 1, 2018 and the second exercisable tranche date being February 1, 2019.

Canopy Growth will principally use the proceeds to fund the expansion of its growing platform and to support ongoing investments in value-add processing and new product development and research.

•

On October 16, 2017, the Canadian Securities Administrators (CSA) and the Toronto Stock Exchange (TSX) released staff notices regarding their respective treatment of issuers with cannabis-related activities in the United States. The Company believes that neither staff notices apply to the Company and its subsidiaries and affiliates as no cannabis-related activities are conducted in the United States.

In CSA Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities, the CSA endorsed a disclosure-based approach and set out their expectations regarding disclosure for issuers that currently have, or are in the process of developing, cannabis-related activities in U.S. states where such activities have been permitted within a state regulatory framework. The TSX went beyond the CSA’s focus on disclosure and issued TSX Staff Notice 2017-0009. The TSX bulletin stated that TSX listed issuers that are engaged in activities relating to the cultivation, distribution or possession of cannabis in the U.S. (U.S.-Related Cannabis Entities) raises serious policy concerns for the TSX over illegality and potential exposure under U.S. federal money laundering legislation. As a result, the TSX concluded that issuers operating in violation of U.S. federal law regarding cannabis are not acting in compliance with the TSX’s listing requirements and such issuers should proactively address any gaps in compliance with the TSX requirements. The TSX notice also stressed that it has the discretion to initiate a delisting review of issuers engaged in activities that are contrary to the TSX requirements. The Company strongly supports the approach taken by the TSX to ensure its listed companies fully comply with all laws at all levels of government.

The Company has long made clear that it only operates where lawful to do so at all levels of government, and specifically does not directly or indirectly have operations in the United States.

•	On October 25, 2017, the Company announced that it launched a strategic partnership in the Jamaican cannabis market as part of its ongoing international expansion. Grow House JA Limited – to operate as Tweed Limited JA (“Tweed JA”), will serve the needs of the Jamaican medical cannabis market. Canopy Growth holds 49 per cent of the share capital of Tweed JA, which, with conditional license approvals already in place, has already begun construction of its facility; and

•	On October 11, 2017, the Company announced that it has entered into a definitive joint venture agreement to form a new company, BC Tweed Joint Venture Inc. together with a large-scale greenhouse operator to develop 1.3 million sq. ft. of greenhouse growing capacity in British Columbia with an exclusive option to develop a further 1.7 million sq. ft. of existing greenhouse infrastructure at a second BC location.

DESCRIPTION OF THE BUSINESS

MEDICAL MARIJUANA REGULATORY FRAMEWORK IN CANADA

On August 24, 2016, the Government of Canada introduced new regulations governing the use of cannabis for medical purposes. These new regulations, known as the ACMPR, were introduced in response to the February 24, 2016 decision rendered by the Federal Court of Canada in the Allard et al v the Federal Government of Canada case. The plaintiffs in the Allard case argued that the MMPR violates their Charter of Rights and the court, in a lengthy and detailed judgment, agreed with the plaintiffs. The court gave the Government of Canada until August 24, 2016 to determine how existing regulations should be amended to ensure that patients have the access to medical cannabis that they need.

The ACMPR, remained largely consistent with the former Marihuana for Medical Purposes Regulations (“MMPR”), but restores the ability of patients to grow their own cannabis at home, including the ability to designate a third-party grower through regulations akin to the former Medical Marihuana Access Regulations (MMAR). Under the ACMPR, patients who choose to grow at home, subject to a maximum number of plants, will be required to register their production sites and provide copies of their medical authorization to Health Canada to allow for monitoring and auditing of their activities.

Under ACMPR, patients are required to obtain a medical approval from their healthcare practitioner and provide a medical document to the licensed producer from which they wish to purchase cannabis. Since the requirements under the new regulations are both simpler and involve fewer obstacles to access than the previous regulatory regime, it is anticipated that the growth in the number of approved patients will accelerate. Moreover, the new system allows for competition among licensed producers on a host of factors including product quality, customer service, price, variety and brand awareness, allowing for well-positioned and capitalized producers to leverage their position in the marketplace.

Health Canada recently reported that over 200,000 patients had enrolled into the ACMPR program by June 30, 20172. By 2024, Health Canada conservatively estimates that the number of patients using medical marijuana will grow to 450,000, creating a medical cannabis market worth an estimated $1,300,000.

When regulated recreational to cannabis is legalized (see “Legalization of Regulated recreational to Cannabis in Canada”), it is expected that the ACMPR will be replaced by a new regulatory framework that will cover both the medical and regulated recreational markets.

LEGALIZATION OF REGULATED RECREATIONAL TO CANNABIS IN CANADA

Background

CIBC World Markets reports estimates of the potential value of the regulated recreational cannabis market in Canada range from $5,000,000 to $10,000,000 per year. The lower market value of $5,000,000 per year translates into yearly consumption of 770,000 kilograms of cannabis, assuming a price of approximately $6.50 per gram.3 To put the potential size of the Canadian regulated recreational market in context, Statistics Canada valued the beer market in Canada, in 2014, at $8,700,000.4

On April 13, 2017, the Canadian Federal Government tabled legislation (Bill C-45) which aims to legalize regulated recreational to cannabis in Canada. Government officials are targeting on or before July 1, 2018 as the timing of implementation for the Cannabis Act. Bill C-45 has passed second reading in the House of Commons. It was referred to the Standing Committee on Health for study. Bill C-45 was studied by the Standing Committee on Health and has been referred back to the House of Commons with amendments for third reading. Of note, one of the amendments proposed by the governing Liberal party seeks to ensure the legalization of edibles and cannabis concentrates within 12 months of legalization. Third reading is the next stage in the legislative process after which it will be referred to the Senate for consideration where it may require amendments. As expected, Canadian Licensed Producers (“LP”), which currently supply the medical marijuana market, will also be responsible for supplying marijuana to the regulated recreational market.

While the Task Force’s recommendations leaned toward a model where LPs would not be allowed to advertise as with the tobacco industry, the Company believes Bill C-45 will be more lenient and allow some form of brand differentiation. Canopy Growth looks forward to continued discussion on this topic as regulations are developed. The legislation does not prescribe specific limitations other than details on overly promotional language or targeting youth. Prohibiting promotion aimed at children is a common-sense approach and Canopy applauds these limitations as expressed in the bill.

Federal legislation, once created, will enable provinces to distribute and retail Cannabis. Each Canadian province and territory is preparing for the sale and distribution of cannabis for regulated recreational. The revenue generating opportunities and economic development potential of the control and sale of cannabis for regulated recreational is not lost on provinces. Despite calls from some Premiers for more time to consider, the Federal government remains committed to pre-July 2018 legalization. In addition, Federal Finance Minister Bill Morneau committed to a mail order system for regulated recreational cannabis access where provinces may not be ready.

[2]	http://www.hc-sc.gc.ca/dhp-mps/marihuana/info/market-marche-eng.php
[3]	http://research.cibcwm.com/economic_public/download/eijan16.pdf
[4]	http://www.statcan.gc.ca/daily-quotidien/150504/dq150504a-eng.htm

Provincial Distribution and Retail Frameworks

To date, the provinces of Ontario5 and New Brunswick6 have announced that their provincial liquor control agencies will oversee the distribution and retail on non-medicinal cannabis. It is believed that a number of other provinces and territories will follow the models being implemented by Ontario and New Brunswick. The province of Manitoba7 has announced that the provincial liquor control agency will be responsible for distribution and oversee the private retail of non-medicinal cannabis. It is anticipated that a number of provinces, including British Columbia, Alberta. Quebec and Newfoundland and Labrador, will announce details of their cannabis distribution and retail frameworks prior to the end of calendar 2017.

While responsible government agencies and/or designated private companies in their respective provinces are likely to begin rolling out physical retail storefront locations in the months leading up to and after the legal regulated recreational market opens, Canopy Growth believes that, in certain provinces, it will take two years and possibly longer to rollout the full network of regulated cannabis retail stores that is required to satisfy consumer demand. As such, Canopy Growth believes that the majority of sales in the first two years of the regulated recreational market will go through the online mail order system.

LEGALIZATION OF CANNABIS IN INTERNATIONAL JURISDICTIONS

In 2014, a limited number of countries in the world, in addition to Canada, specifically, Israel, Czech Republic, Netherlands and Uruguay had established federally legal cannabis access regimes.

Figure 1: Map of countries with federally legal cannabis access regimes in 2014

Since 2014, the actions of governments around the world have signaled a significant change in attitudes towards cannabis. To date, federal governments in at least 13 additional countries including Argentina, Australia, Brazil, Germany, Chile, Columbia, Israel, Italy, Mexico, Poland, Puerto Rico and South Africa have formally legalized cannabis access to either foster research into cannabis-based medical treatments and/or towards increasing legal access to medical cannabis for their citizens. For example, on January 19, 2017, the German parliament passed legislation that legalized medical cannabis and included provisions for medical cannabis treatment expenses to be covered by health insurance.

[5]	https://news.ontario.ca/mof/en/2017/09/ontarios-cannabis-retail-and-distribution-model.html
[6]	http://www2.gnb.ca/content/gnb/en/news/news_release.2017.09.1206.html
[7]	http://news.gov.mb.ca/news/?archive=&item=42491

In addition, a number of other countries including Ireland, England, France, Jamaica and India have established formal government efforts to explore the legalization of medicinal cannabis access.

Figure 2: Map of countries with/exploring federally legal cannabis access regimes in 2017

Canopy Growth, with the assistance of international subsidiaries or partners, has secured the necessary agreements to export medicinal cannabis to Australia, Brazil and Germany. Canopy Growth believes that an opportunity will exist, for some time to come, to export medical cannabis to countries that require a secure supply of medicinal cannabis but have yet to develop domestic production capabilities.

The Company believes that over time many countries will move to establish domestic production capabilities, in part due to the economic development opportunities that this represents. With cannabis continuing to emerge from the shadows, many countries are looking to Canada, and its regulatory framework for the production and commercialization of medical cannabis, with much interest and respect. As Canada has developed an enviable regulatory model, companies acting within that framework have expertise, knowledge and potentially product to share with the global community.

Eight Capital estimates that the total addressable market for medical cannabis globally will be approximately $180 billion over time.8

OVERVIEW OF CANOPY GROWTH CORPORATION

At September 30, 2017, there were 637 full-time employees in the Company as compared to 181 at September 30, 2016.

Canopy Growth, an early mover in the Canadian market, is a multi-brand cannabis company that believes its strong focus on and investment in brand, market and product differentiation, increased cannabis supply through Company and partner cannabis production platforms, and education, to help citizens safely, effectively and responsibly use cannabis, will create a dominant global business with the potential to generate a significant and sustained return on invested capital over the long-term.

As discussed above (SEE Legalization of Cannabis in International Jurisdictions), many countries around the world are moving to provide their citizens with legal access to cannabis products produced by a commercial regulated industry, similar to that pioneered in Canada.

[8]	Eight Capital, “The Value Case for Investing in the Cannabis Sector”.

BRANDS

PLATFORMED USER EXPERIENCE – TWEED MAIN STREET

The Company has established Tweed Main Street as the platform for its core customer experiences, both online and physical “brick and mortar” locations.

With expected prominence of online sales during the initial rollout of the regulated recreational market and the continuation of the existing ACMPR e-commerce-driven market for Canadian medical patients, Canopy Growth has undertaken a number of initiatives in the first nine months of calendar 2017 to continue leading the online cannabis space. These initiatives include the launch of the Tweed Main Street online store, a single online platform that enables registered patients to purchase medicinal cannabis from multiple producers across numerous brands.

Product availability in Tweed Main Street reached consistency as to selection and availability of strains and formats during the second quarter as the company’s investments in production and the platform improved.

Further engagement between the Company’s brands and customers is facilitated by the Company’s expanding network of Tweed Main Street Shops. These physical “brick and mortar” locations in Southern Ontario (Barrie, Guelph, Hamilton and Toronto) provide an opportunity for interested individuals to learn about medical cannabis in a helpful, supportive and consumer-friendly environment. The model could pivot to allow cannabis sales if regulations provincial allow under recreational frameworks.

Tweed Main Street offers an income-tested Compassionate Pricing Promise whereby eligible patients may obtain a 20% discount off regular prices.

PRODUCTION BRANDS

The Company’s core production brands are:

Tweed

A key focus of the Company, since its inception, has been the development of its Tweed brand. From the name, logo and design aesthetic, to the approachable tone and light-hearted copy, Tweed is branded and positioned to be approachable Tweed deliberately chose to incorporate a sense of texture and approachability that welcomes customers and encourages an intimate relationship with the brand. In support of its brand, Tweed focuses heavily on its social media and earned media presence as an engagement strategy. Tweed has emerged as the most dynamic brand in the industry with exceptionally strong appeal and recognition in the medical cannabis industry.

Tweed is currently positioned as a diverse medicinal cannabis brand offering high-quality cannabis in multiple product forms – dried, oil and easy-to-consume, soft gels. The Tweed brand will evolve towards an adult lifestyle brand to best serve the needs of the future regulated recreational market in Canada.

Black Label

Black Label is Tweed’s premium sub-brand meant to carry innovative product types and delivery formats in addition to certain dried strains that warrant a premium price point. On June 19, 2017, Tweed launched the sale of the sector’s first encapsulated cannabis oil soft gels under the Black Label brand. Black Label soft gels provide a very convenient delivery format that is easy to carry and easy to consume.

Spectrum Cannabis

On February 1, 2017, the Company acquired ACMPR licensed producer Mettrum. As part of the acquisition, Canopy Growth acquired the trademarked Mettrum Spectrum, which simplifies the dialogue around strength and dosage by categorizing medical cannabis using a straightforward colour-coded guide.

On June 19, 2017, Canopy Growth announced a new international medical brand that will serve as the Company’s physician and patient-facing identity based on the Mettrum Spectrum. Spectrum Cannabis will focus on physician interactions, stakeholder outreach, and patient education.

Figure 3: Strain categorization by colour spectrum (and % of THC or CBD)

On September 18, 2017, the Company introduced Spectrum Cannabis to the medical market in Canada. As part of the introduction of Spectrum Cannabis to the medical market in Canada, the Company is rebranding Mettrum to Spectrum Cannabis. Current customers should expect to see the branding and name change reflected in product packaging over the next number of months. The launch of Spectrum Cannabis in Canada, and joining Spectrum Cannabis in Germany, Denmark and Chile ensures a consistent and recognizable global brand across all federally legal jurisdictions where Canopy Growth operates.

Bedrocan Canada

The Bedrocan brand has been associated with standardized cannabis to medical patients in the Netherlands for more than 20 years. The Company acquired the Bedrocan Canada brand in 2015 to strengthen the Company’s position in the Canadian medical cannabis market. The Company intends for Bedrocan to remain solely focused on the medical market, even when a legalized regulated recreational market is implemented in Canada.

AFFILIATED BRANDS

Leafs By Snoop

Tweed has partnered with Snoop Dogg, a renowned cannabis connoisseur and business pioneer in the Cannabis sector. Snoop and business partner Ted Chung recently launched online media platform MERRY JANE, the definitive cultural destination for news and original content.

Tweed and Snoop Dogg have partnered to bring the Leafs By Snoop offering of diverse whole-flower strains, including a high CBD option and mid to high-range THC options, to Canada and exclusively available to Tweed patients.

DNA-Certified

DNA Genetics, world-renowned Cannabis breeders, have won awards in every category in the Cannabis Cup, the world’s preeminent cannabis competition. In October 2015, Tweed and DNA Genetics announced an exclusive partnership that would see Tweed leverage DNA’s expertise in cannabis breeding to bring new, exclusive DNA Certified strains to Tweed patients. With an official certification on select strains, DNA is adding a stamp of approval. DNA Certified cannabis has been personally bred, phenotyped and inspected by DNA Genetics.

On October 23, 2017, the Tweed and DNA Genetics announce the renewal and expansion of their partnership through to October 2022. As part of the expansion, Tweed and DNA Genetics have expanded their exclusive licensing relationship into Jamaica, where, so long as federally legal, Tweed and DNA will work similarly in the medical market to cultivate the best possible cannabis genetics.

CraftGrow

Tweed’s curated CraftGrow collection brings even more variety to registered patients by bringing otherwise unaffiliated partner’s products into the store. It’s a win-win model that increases the SKU count available through the Tweed Main Street platform while in turn providing partner’s customizable access to the Company’s platform including rigorous product Quality Assurance program, online market place, award winning customer care and call centre capabilities as well as Tweed’s large and growing customer base.

CANNABIS PRODUCTION – COMPANY OWNED FACILITIES

Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million sq. ft. of licensed indoor and greenhouse production capacity. The Company has eight licenses to cultivate and sell cannabis under the ACMPR program. The Company’s subsidiaries are licensed to produce and sell annually, 21,100 kilograms of dried cannabis and 9,800 kilograms of cannabis oil and has a combined licensed vault monetary capacity of $437,500.

As it relates to future production needs, Canopy Growth is a diversified cannabis producer. It will continue to place the highest priority on meeting the needs of medical patients, expanding internationally as federal laws permit, and increasing its capacity to serve regulated recreational customers across Canada in the future. With that in mind, widespread capacity expansion totaling over 2.4 million sq. ft. of production space announced as of November 13, 2017

The Company’s wholly-owned subsidiaries operate licensed cannabis production facilities in locations across Canada as described below.

Smiths Falls, Ontario

The licence for this facility covers 168,000 sq. ft, and covers 24 completed grow rooms and related vegetation, nutrient delivery and post-production infrastructure. On June 19, 2017, the Company announced that its Smiths Falls facility received a certificate of Good Manufacturing Practices (GMP) as issued by the German authority, Regierungspräsidium Tübingen.

The Smiths Falls facility also includes an in-house laboratory and R&D area, cannabis oil extraction infrastructure, a high-level security vault and a breeding facility that features several breeding rooms, phenotyping rooms, as well as male and female plant rooms.

Tweed received a Dealer’s Licence pursuant to the provisions of the Controlled Drugs and Substances Act and its Regulations and will now begin operating this purpose-built area, built to Good Manufacturing Practice (“GMP”) specifications, within the Smiths Falls facility. As a licensed dealer, Tweed will be able to conduct research and possess cannabis and cannabis derivatives in forms that are not currently covered by the ACMPR. Tweed can also begin development of innovative products for future market opportunities, and with necessary approvals undertake the export of non-dried form of cannabis to other jurisdictions.

The total footprint of the existing Smiths Falls facility, at 472,000 sq. ft. can support a significant increase in production, processing and order fulfillment capacity. Canopy Growth has begun construction in the remaining unlicensed portion, approximately 300,000 sq. ft. Smiths Falls is corporate headquarters and will act as a strategic post-production hub where, in addition to production, value-added brand differentiation functions occur.

The 42-acre site at 1 Hershey Drive could house hundreds of thousands of square feet of additional production and processing space.

Niagara-on-the-Lake, Ontario

The production facility in Niagara-on-the-Lake, Ontario (“Niagara”) is comprised of a greenhouse facility that is 375,000 sq. ft., of which 350,000 sq. ft. represents the greenhouse and 25,000 sq. ft. is used for post-harvest processing storage, shipping and offices. Currently, all dried cannabis produced in the Niagara greenhouse is transferred in bulk to the Company’s facility in Smiths Falls for final processing and sale. All 350,000 sq. ft. of the greenhouse is utilized to produce medical cannabis.

On June 19, 2017, the Company announced that its Niagara facility received a certificate of Good Manufacturing Practices (GMP) as issued by the German authority, Regierungspraesidium Tübingen.

With the ability to grow high-quality strains that support premium price points, in a low-cost greenhouse environment, the Company can be expected to generate higher margins on the premium strains cultivated in the Niagara greenhouse facility.

Upon completion of the announced expansion, Tweed Farms will be home to over 1,000,000 sq. ft. of greenhouse space under glass, plus post-harvest facilities including a recently renovated 10,000 sq. ft, of updated space for new drying rooms and an upgraded laboratory.

Toronto, Ontario

Canopy Growth’s indoor facility in the Greater Toronto Area leverages over two decades of indoor standardized cannabis growing experience of Netherlands-based Bedrocan International BV (“Bedrocan International”). This 52,000 sq. ft. production facility is licensed, and includes 34 vegetative and growing rooms. The Toronto facility exclusively cultivates Bedrocan Canada strains.

The Company acquired its facility in Toronto on August 28, 2015 as part of the acquisition of Bedrocan Canada pursuant to a definitive plan of arrangement, in which the Company acquired all of the issued and outstanding securities of Bedrocan Canada.

Bowmanville South, Ontario

The Bowmanville South facility’s current licence allows for the production, sale or provision, possession, shipping, transportation, delivery and destruction of dried marijuana and marijuana plants or seeds. The license covers 60,000 sq. ft. and includes 13 growing rooms as well as necessary vegetation, nutrient delivery and plant destruction infrastructure.

The Bowmanville South facility sits on a 7-acre site which provides the opportunity for future expansion. The Company is currently planning the expansion of this location, by up to 100,000 sq. ft. of growing capacity, as the market for legal cannabis develops. In addition, on October 6, 2017, the Company acquired a parcel of land next to the Bowmanville South location to add approximately 33 acres for future expansion.

Yorkton, Saskatchewan

The Yorkton facility operates as Tweed Grasslands. Tweed Grasslands will operate a 90,000 sq. ft. facility, of which approximately 15,000 sq. ft. is currently licensed, with the capacity to expand operations to over 300,000 sq. ft. on the parcel of land if necessary.

Saint-Lucien, Quebec

On November 2016, the Company acquired a pre-license applicant, Vert Cannabis (formerly Vert Medical), and the lease on a relatively small production facility in Drummondville, Quebec. Since being acquired by Canopy Growth, the Company has fully upgraded the site’s 7,000 sq. ft. facility to the Company’s standards.

The Company also has the right to purchase the 90 acres of leased land and building located in Saint-Lucien, Québec.

Given the Company’s knowledge of and experience applying the ACMPR regulations as well as its business, operational and capital markets experience, the Company is able to conduct detailed business, finance and operational reviews of potential acquisition targets. Moving forward the company may continue expansion efforts through a variety of means including by acquiring existing licensed or applicant-stage businesses.

CANNABIS PRODUCTION – PARTNER OR JOINT VENTURE OWNED FACILITIES

The Company may enter into agreements with select partners for the development of additional facilities in Canada and other international jurisdictions where cannabis is federally legal. For joint venture partners, the Company will look for partners that can bring specific capabilities, expertise and financial resources to the venture.

Edmonton, Alberta

Canopy Growth announced on June 24, 2017 that it will expand its footprint into Edmonton, Alberta with a 160,000 sq. ft. facility that will be leased to Canopy Growth by the Goldman Group, a related party, with an option to purchase the facility at the end of each 5-year quarter of the 20-year lease. The transaction closed in August 2017 with the existing tenants vacating October 1, 2017 so that expansion construction could begin. The agreement and licensing are contingent upon Health Canada and municipal approvals.

Fredericton, New Brunswick

On June 24, 2017, Canopy Growth announced it entered into an agreement to acquire a 100,000 sq. ft. facility in Fredericton, New Brunswick with the intention of launching a Tweed facility for indoor production and distribution.

On August 28, 2017, the Company announced that it had acquired Spot Therapeutics Inc. (“Spot”), an ACMPR applicant based in Fredericton, New Brunswick. Additionally, an affiliated entity of the Company entered into a definitive agreement to complete the previously announced purchase of the industrial building and property where the Company’s Fredericton-based production and distribution platform is being established. The Company will lease the building from the affiliated entity. The facility will operate under the Tweed brand and support the Company’s global operations with high quality, large scale cannabis production capabilities. The existing building and infrastructure is in excellent condition and includes almost 40,000 sq. ft. of dedicated production space. The facility is anticipated to be ready for licensing and production before the end of 2017. Once licensed, this initial footprint is anticipated to produce over 4,000 kg of dried cannabis annually. The property is suited for expansion to over 100,000 sq. ft.

Under the terms of the transaction, shareholders of Spot will receive up to $2,250 in total consideration, less adjustments for all liabilities of Spot as of the closing date and certain payments to be made by Spot between closing and the second tranche payment. At closing, and in satisfaction of the first tranche payment of $1,000 Canopy issued 111,669 common shares to the shareholders of Spot. The second tranche payment will be satisfied by the issuance of additional common shares, subject to completion of certain licensing and operational milestones.

British Columbia

On October 11, 2017, the Company announced that it has entered into a definitive joint venture agreement to form a new company, BC Tweed Joint Venture Inc. together with a large-scale greenhouse operator (“the Partner”) to develop 1.3 million sq. ft. of greenhouse growing capacity in British Columbia with an exclusive option to develop a further 1.7 million sq. ft. of existing greenhouse infrastructure at a second BC location.

Applications have been submitted for both sites and subject to Health Canada and other standard regulatory approvals. Canopy Growth is hopeful that it will have product available from the Joint Venture as soon as July 1, 2018. Under the terms of the agreement and subject to third-party approvals required by the Partner, the Joint Venture has conditionally agreed to lease a 1.3 million sq. ft. (30- acre) greenhouse facility located on a 55-acre parcel of land in BC from an affiliate of the Partner, with an option to acquire the property. The Joint Venture significantly supplements the Company’s industry leading production portfolio and positions Canopy Growth with production and distribution facilities from coast to coast across the country.

As consideration for entering into and operating the Joint Venture, Canopy Growth will, based upon various milestones and subject to required regulatory and stock exchange approvals, issue the Partner 310,316 common shares of Canopy Growth over two tranches and a further $2,750 of common shares in two remaining tranches. Canopy Growth owns 66 2/3% of the Joint Venture.

To fund the development of the Joint Venture, Canopy Growth will contribute, in multiple tranches, an aggregate of $20,000 in cash (of which approximately $1,000 was advanced at closing), in exchange for Class A Preferred Shares with cumulative preferred dividends.

The BC Tweed Joint Venture Partner brings multi-generational knowledge of greenhouse operations and efficiencies having managed and operated over 5.8 million sq. ft. of greenhouse infrastructure in various climates throughout North America over the past 30 years. The Partner is an experienced large scale, low cost, hydroponic greenhouse operator, with industry leading food safety, traceability and compliance expertise and a deep focus on sustainable production practices and efficiencies. The Partner brings tier one assets and an operations team with over 200 years of combined growing experience.

CANNABIS PRODUCTION – PARTNER CAPACITY UPTAKE

The Company has established a number of programs designed to help sector partners, both license applicants and LPs, establish and/or grow their licensed operations and achieve greater success faster. Through these programs, additional cannabis production capacity will be secured for sale to the Company’s customers.

Tweed’s Curated CraftGrow Line

On April 19, 2017, Canopy Growth announced the launch of Tweed’s curated CraftGrow line, which brings high quality cannabis grown by a diverse set of producers to Tweed Main Street’s customers. To date, six distinct partners, AB Laboratories Inc., Canada’s Island Garden, JWC Ltd., PhyeinMed Inc., PUF Ventures Inc. and Valens GroWorks, have joined CraftGrow, all with different growing styles and approaches to cannabis. Cannabis grown by Canada’s Island Garden, located on Prince Edward Island, became available for sale in Tweed Main Street on June 19, 2017.

Canopy Rivers

On April 27, 2017, Canopy Growth announced the commitment of $20,000 in seed capital funding for a complementary but distinct company that will provide financial and strategic support to ACMPR applicants and existing Licensed Producers. Specifically, the newly formed company, Canopy Rivers Corporation (“Canopy Rivers”), will collaborate with Canopy Growth to foster and secure a diverse product supply of high quality, safe cannabis for Canopy Growth’s customers.

Canopy Rivers plans to engage in strategic transactions with LPs and selected LP applicants. Canopy Rivers’ relationship and joint venture agreement with Canopy Growth also provides partners with potential access to the industry’s largest portfolio of patients and potential consumers via Canopy Growth’s Tweed Main Street and Craft Grow programs and platform.

For the Company, this strategic agreement with Canopy Rivers provides Canopy Growth with a secure, and predictable source of incremental cannabis supply, increased diversification of its products available for sale, and an ideal partner to generate referral and introduction opportunities for Tweed Main Street and the Company’s Craft Grow programs and platforms.

On May 12, 2017, the Company advanced $20,000 in the form of a convertible debenture. On June 16, 2017, Canopy Rivers closed an offering to raise aggregate gross proceeds of $36,230, at which time the convertible debenture including interest was converted to equity. This offering increased the cash resources available for Canopy Rivers to provide growth capital and strategic support within the regulated cannabis industry to approximately $56,000.

During the second quarter, Canopy Rivers entered into royalty agreements and issued financial instruments to two ACMPR applicants, along with off-take agreements entered with Canopy Growth with the applicants when they obtain their Health Canada licenses.

CANOPY GROWTH’S POSITIONING FOR THE CANADIAN REGULATED RECREATIONAL MARKET

When selecting Licensed Producers to supply cannabis for retail distribution, provincial governments and/or their liquor control agencies, many factors, including production capacity, product quality, product variety, product branding, and price are expected to influence product demand and supplier selection. With renowned cannabis brands (Tweed, Leafs By Snoop & DNA Genetics), strong customer and online communication, substantial product variety, management believes consumer demand for the Company’s products will be strong. On the cannabis supply side, with the largest licensed platform in the sector, at over 650,000 sq. ft., and over 2,400,000 additional square feet under development, management believes the Company is well positioned to supply a significant portion of the regulated recreational market in Canada.

With licensed cultivation and production operations in Ontario and Saskatchewan, a pre-license facility in Quebec and announced development plans spanning British Columbia, Alberta and New Brunswick, Canopy Growth has made meaningful commitments to invest in various provinces.

The Company’s CraftGrow program discussed elsewhere, which assists smaller local/regional Licensed Producers in getting their product to market, provides additional value-added consideration should provincial liquor control agencies seek the flexibility to showcase products of local/regional Licensed Producers within a trusted supply agreement with a larger producer.

Management believes large scale Licensed Producers are well positioned to support the provinces in their efforts to establish, oversee and implement physical and online cannabis retail. The Company, with comprehensive standard operating procedures for secure cultivation, production, storage and transportation of Cannabis and significant, highly secure vault storage capacity in place or under development in multiple locations across the country, is well positioned to assist provincial agencies with the provisioning of secure cannabis storage and transportation. With the largest customer base in the legal Canadian cannabis market and broadest product portfolio in the sector, the Company can offer provincial agencies/crown corporations/retailers with significant consumer product demand intelligence to assist with product selection.

As highlighted earlier, Canopy Growth believes that, in certain provinces, it will take two years and possibly longer to rollout the full network of regulated cannabis retail stores that is required to satisfy consumer demand. As such, Canopy Growth believes that the majority of sales in the first two years of the regulated recreational market will go through the online sales. With less than 12 months to establish a robust online retail system and cannabis marketplace, management expects that certain, if not many, provinces could benefit from leveraging the existing online ecommerce, customer demand data and transactional IT systems that have been deployed by the Company. The Company’s Tweed Main Street online store (See Overview of Canopy Growth Corporation, Tweed Main Street), a single online marketplace offering cannabis for sale from multiple producers across numerous brands – delivering a shopping experience that consumers expect, is uniquely suited to deliver the online retail experience that provincial agencies/crown corporations/retailers will be expected to deliver.

CORPORATE DEVELOPMENT

Canopy Growth’s core focus is strengthening the Company’s market share position in federally legal cannabis markets. To achieve this, the Company will continue making deliberate investments, including via acquisition and entering into strategic partnerships to:

•	Increase the strength and differentiation of the Company’s multiple brands;

•	Increase awareness of the healthcare community as to the potential applications of medical cannabis;

•	Increase the efficiency and effectiveness of the Company’s customer engagement resources, including online marketplace(s) and a telephone accessible customer care centre;

•	Increase the diversity, quality and inventory of products, across value and premium cannabis market segments, available to patients;

•	Significantly increase the cannabis supply to Tweed Main Street, both through owned production capacity, partner or joint venture owned capacity as well as partner capacity offtake;

•	Drive production and yield efficiencies and focus on cost reduction efforts;

•	Drive growth in international markets in which cannabis is federally legal;

•	Expand the Company’s business into the development of value-added products in preparation for, and the marketing, production and sale of value-added products as permitted by regulations; and

•	Diversify the Company’s business in the distinct but complimentary legal cannabis markets.

INTERNATIONAL DEVELOPMENT

Management believes that a significant opportunity exists today to leverage the Company’s expertise, financial strength and business model in federally legal cannabis markets around the world. In addition, management believes future opportunities are likely to exist for the Company in jurisdictions where governments are actively moving towards such a legal framework. Subject to regulatory approval, strategic international business opportunities pursued by the Company could include:

•	Providing advisory services to third-parties that are interested in establishing licensed cannabis cultivation and sales operations;

•	The export of medical cannabis in countries outside of Canada; and

•	Ownership of cannabis cultivation and sales operations in countries outside of Canada, where it is federally legal to do so.

Canopy Growth, with the assistance of international subsidiaries or partners, has secured the necessary agreements to export medicinal cannabis to Australia, Brazil and Germany. Canopy Growth believes that an opportunity will exist, for some time to come, to export medical cannabis to countries who wish to secure a supply of medicinal cannabis but have yet to develop domestic production capabilities. To date, the Company has announced subsidiaries, partnerships or business activities in Germany, Chile, Denmark, Jamaica, Australia, Brazil and Spain as described below.

Figure 4: International subsidiaries, partnerships or business activities

Spektrum Cannabis GmbH

Spektrum Cannabis GmbH (“Spektrum” and formerly MedCann GmbH Pharma and Nutraceuticals) is a German-based pharmaceutical distributor that was acquired by the Company on December 12, 2016.

On July 25, 2016, the Corporation announced that Tweed had received necessary approvals in Canada and Germany to begin export of medical cannabis for sale to German patients, and will be working with Spektrum, a then privately held pharmaceutical importer and manufacturer in Germany. Since then, Spektrum has placed Tweed-branded cannabis strains in hundreds of German pharmacies.

To date, Spektrum distributes cannabis products to over 400 pharmacies across Germany. Spektrum’s processing facility is GMP certified by Regierungspraesidium Tübingen.

Spectrum Chile SpA

The Company announced on June 20, 2017 its complementary expansion into South America with Spectrum Chile SpA (“Spectrum Chile”). Medical markets in Chile are emerging and the Company plans to enter the market aggressively in order to position itself as a leader. Through a strategic partnership with a domestic Chilean medical cannabis company, Spectrum Chile will work to ensure Chilean patients have access to high-quality cannabis products.

Spectrum Denmark ApS

On September 21, 2017, the Company announced that it had established a binding strategic partnership in the Danish market. Spectrum Denmark ApS (“Spectrum Denmark”) will be a joint venture between Canopy Growth and Danish Cannabis ApS (“Danish Cannabis”) which will serve the needs of Danish medical cannabis patients with Spectrum’s proven products. A principal in Danish Cannabis, Moellerup Estate, has for years been one of the largest hemp producers in Europe. Moellerup Brands include a wide range of hemp food products from gin, beer, granola, oil, to flour, cosmetics and hemp for CBD oil production. As part of the arrangement, Canopy Growth will provide an initial capital commitment of $10,000 to be released in tranches. In addition, the Company will also issue up to 1,906,214 common shares in Canopy Growth subject to meeting defined milestones.

Tweed JA

On October 25, 2017, the Company announced that it had launched a strategic partnership in the Jamaican cannabis market as part of its ongoing international expansion. Grow House JA Limited – to operate as Tweed Limited JA (“Tweed JA”), will serve the needs of the Jamaican medical cannabis market. Canopy Growth holds 49 per cent of the share capital of Tweed JA, which, with conditional license approvals already in place, has already begun construction of its facility.

Canopy Growth believes that the production and formulation model it has built in Canada, combined with the strength of the existing team in Jamaica, made up of experienced entrepreneurs with substantial cannabis cultivation experience, will drive the national conversation around cannabis forward, and promote Jamaica’s well-established and renowned ganja, oils and other cannabis products on a global level.

AusCann Group Holdings Ltd.

On May 20, 2016, the Company closed a minority stake with AusCann Group Holdings Ltd. (“AusCann”) (ASX:AC8), in exchange for consultation in a number of areas including production, quality assurance and operations, and strategic advisory services. In exchange for these services, the Company owns an 11.01% interest and options in AusCann, including its pro rata participatory investment of $1,214 in AusCann’s recent financing which closed in May 2017. At September 30, 2017, the AusCann investment was valued at $13,411.

The expertise and advisory services offered or performed by Canopy Growth subsidiaries will be exclusively carried out by Tweed Inc. and Tweed Farms Inc.

On September 13, 2017, the Company announced that it had entered into a supply agreement with AusCann, whereby Canopy Growth will act as AusCann’s exclusive supplier of medical cannabis for the Australian market, beginning with the transfer of a range of medicines for research and commercialization in Australia.

Alcaliber S.A.

On September 11, 2017, the Company and its wholly-owned subsidiary Spektrum announced a supply license agreement with Spain’s Alcaliber, S.A. (“Alcaliber”). Per the supply license agreement, Canopy Growth and Spektrum will grant Alcaliber a license to use certain strains and seeds to be grown and cultivated at Alcaliber’s facilities for sale worldwide.

Alcaliber specializes in research and development, breeding and cultivation, and the extraction, purification and preparation of Narcotic Raw Materials (“NRMs”) and Active Pharmaceutical Ingredients (“APIs”). Last year, Alcaliber exported 125 tonnes of alkaloids to 40 countries around the world, representing a 20% market share for NRMs. Alcaliber has been granted a license to cultivate, produce, manufacture, export/import, and commercialize cannabis for medical and scientific purposes by the Spanish Agency of Medicinal Products and Medical Devices.

Bedrocan Brasil S.A. and Entourage Phytolab S.A.

On June 28, 2016, the Company announced an agreement with São Paulo, Brazil-based Entourage Phytolab S.A. (“Entourage”). Under the agreement, wholly-owned subsidiary Bedrocan Canada, Bedrocan International BV (formerly Bedrocan Beheer BV) and local Brazilian partners created a new company called Bedrocan Brasil S.A. (“Bedrocan Brasil”), which will facilitate the importation of Bedrocan’s proprietary standardized cannabis varieties and know-how into the Brazilian market. Additionally, Canopy Growth will partner with Entourage to develop cannabis-based pharmaceutical medical products for the Brazilian and international markets and launch a clinical research plan.

Canopy Growth’s holding in Entourage is 38.462% and its holding in Bedrocan Brasil is 39.387%.

CORPORATE POSITION ON CONDUCTING BUSINESS IN INTERNATIONAL JURISDICTIONS WHERE CANNABIS IS FEDERALLY-ILLEGAL

Canopy Growth will only conduct business activities related to growing or processing cannabis, in jurisdictions where it is federally legal to do so. The Company will not conduct business, related to growing cannabis, in jurisdictions, such as the United States, in which cannabis is federally-illegal.

Canopy Growth believes that conducting activities which are federally-illegal, or investing in companies which do, puts the company at risk of prosecution, puts at risk its ability to operate freely, and potentially could jeopardize its listing on major exchanges now and in the future, limiting access to capital from reputable US-based funds.

PRODUCT DIVERSIFICATION

Management also believes a significant potential future opportunity exists, within an appropriate regulatory framework, to improve the Company’s profit margins by vertically integrating up the value chain towards products that treat cannabis and cannabinoids as ingredients rather than the base product. This view applies to the medical and regulated recreational cannabis/cannabinoid markets.

The Company’s ongoing investment in brand development, increased cannabis production capacity, global expansion and product diversification is likely to delay when the Company’s business becomes cash flow positive. Management believes the focus on growing the Company’s market share will drive significantly higher cash earnings and shareholder returns over the long-term.

Cannabis-Based Medical Therapies

The Company established the cannabis research incubator, Canopy Health Innovations Inc. (“Canopy Health”), to develop and research clinically ready cannabis drug formulations and dose delivery systems. Canopy Growth is the preferred commercialization partner for Intellectual Property (“IP”) developed by Canopy Health.

To facilitate participation in Canopy Health research efforts by notable medical scientists and provide equity ownership opportunities, the Company’s initial ownership in Canopy Health has been limited to a minority position and is likely to be reduced over time. Canopy Health is a Canadian Controlled Private Corporation.

Canopy Health will operate as a research engine and will focus on creating an intellectual property (“IP”) portfolio that can be built into commercial opportunities for the Company and its subsidiaries. Pursuant to agreements entered into between Canopy Health and Canopy Growth, Canopy Growth and its subsidiaries will work closely with Canopy Health whereby Canopy Growth will act as a primary supplier of cannabis products for clinical research, as a research partner through its subsidiary Tweed. Tweed’s Controlled Drugs and Substance Dealer’s Licence from Health Canada, will allow it to, among other things, possess cannabis and cannabis by-products for the purposes of analytical testing, and in the commercialization of IP created by Canopy Health.

In addition to a focus on human health, through Canopy Health’s subsidiary Canopy Animal Health is also driving research efforts toward creating cannabis-based healthcare products for companion animals. Canopy Health’s goal is to provide family pets with specialized cannabinoid medicines to maintain, improve or extend their quality of life.

On September 27, 2017, Canopy Health announced that it had filed nine provisional patents pertaining to the applications of cannabis and cannabinoid based therapeutics in sleep and related nervous system disorders. To date, Canopy Health has filed 27 provisional patents with the USPTO.

Also on September 27, 2017, Canopy Health announced that it had closed additional funding through sales of common shares bringing total funds raised to date for Canopy Health to over $15,800. Capital was secured through new and existing shareholders, including $4,000 from the Company. The Company’s interest in Canopy Health common shares is 43.9%.

Innovating Formats In-House and Through Strategic Partnerships

Canopy Growth believes regulations concerning product formats will evolve in the near term to allow for the production and sale of cannabis related consumer products and a wider variety of medically focused products. Canopy Growth is laying the foundation for both product categories through its own product innovation and by partnering with other innovative entrepreneurs in the cannabis industry.

On July 20, 2017, Isodiol International Inc. (“Isodiol”) announced it had signed a licensing agreement with the Company. Under this licensing agreement, Canopy Growth will have the right to manufacture and distribute Isodiol’s “Pot-O-Coffee” and “Pot-O-Tea” branded cannabis infused single serve K-Cup products in Canada and certain other markets internationally as federal regulations allow. Licensed products include caffeinated and de-caffeinated product lines as well as Isodiol’s single serve “Pot-O-Coco”. In addition to the Canadian rights, Canopy Growth shall have the right of first refusal to sell the “Pot-O” brand products in any territory outside of the US, Mexico and Puerto Rico.

On September 28, 2017, the Company and Skinvisible Pharmaceuticals, Inc. (“Skinvisible”), a research and development company with a patented drug delivery system, announced they have signed a definitive license agreement for Skinvisible’s patented topical formulations. Per the agreement, Canopy Growth is exclusively licensed to distribute Skinvisible’s topical products in Canada and shall have a first right of refusal for all other countries, excluding China and the United States. The agreement covers two distinct product lines made with Skinvisible’s Invisicare® technology. Skinvisible will first develop unique topical hemp-based products that will be launched by Canopy Hemp Corporation in Canada. The agreement also includes potential cannabis-based topical products using the Invisicare® technology, when and if federal regulations permit CBD or THC infused topical products for sale in Canada.

On November 7, 2017, the Company announced it had signed a definitive licensing agreement with Farm to Farma Inc. (“FTF”) for FTF’s innovative Trokie® lozenges. Under this licensing agreement, Canopy Growth will have the exclusive right to manufacture and distribute FTF’s Trokie® lozenges through its subsidiaries in Canada, as permitted by federal regulations, and shall have a first right of offer for all other countries where federally legal, and excluding the United States.

HEMP-Based Products

The Company has taken steps to diversify its cannabis-related business into the development, production and sale of hemp-based medical, regulated recreational and industrial products. Hemp and cannabis come from the Cannabis sativa L specie, but are genetically distinct and are further distinguished by use, chemical makeup and cultivation methods. Hemp, which refers to the non-psychoactive (less than 1% THC) varieties of Cannabis sativa L, is a renewable raw material used in thousands of products including health foods, body care, clothing, construction materials, biofuels and plastic composites. The acquisition of wholly-owned subsidiary Mettrum and its Mettrum Originals brand of Hemp-based consumer food and skincare products along with the acquisition of subsidiary Group H.E.M.P.CA, with its developing line of Hemp-based products, give the Company entry into the growing hemp market. The Company believes that entry into the regulated hemp market, whose regulations allow for more robust consumer-facing brand marketing, advertising and retail channels, will serve to strengthen the Company’s consumer facing brands in the future.

STRATEGIC RELATIONSHIP AND INVESTMENT

On October 30, 2017, Canopy Growth announced that it had entered into a strategic relationship with the leading total beverage alcohol supplier in the United States, Constellation Brands (“Constellation”) (NYSE: STZ and STZ.B). Constellation is a leading international producer and marketer of a fast-growing, high-performing portfolio of beer, wine and spirits brands.

The strategic relationship will see Constellation provide broad support in the areas of consumer analytics, market trending, marketing and brand development to Canopy Growth. In addition, Canopy Growth and Constellation intend to collaborate to develop and market cannabis-based beverages that can be marketed as regulated recreational products in markets where and when such products are federally legal.

As part of the strategic relationship, an affiliate of Constellation invested approximately $245 million in Canopy Growth in exchange for common shares that, following the transaction which closed on November 2, 2017, represents a 9.9% equity share in the Company.

In exchange for the investment, a total of 18,876,901 Canopy Growth common shares were issued on November 2, 2017 at a price of $12.9783 per share based on a 5-day volume weighted average price (VWAP) as of the close of markets on October 27, 2017. An equal number of common share purchase warrants will be issued at the same price, subject to certain restrictions, expiring 30 months from the closing date. The common shares and warrants will have a hold period of four months and one day from the closing date, with the warrants being exercisable in two equal tranches, with the first exercisable tranche date being August 1, 2018 and the second exercisable tranche date being February 1, 2019. The Company will principally use the proceeds to fund the expansion of its growing platform and to support ongoing investments in value-add processing and new product development and research.

RESULTS OF OPERATIONS

The following table sets forth consolidated statements of operations and balance sheet data, which is expressed in thousands of Canadian dollars, except share and per share amounts, for the indicated periods.

SELECTED OPERATIONAL INFORMATION

(CDN $000’s, except share amounts)

	Three Months Ended		Six Months Ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
			(As restated)
Revenue	17,569	8,498	33,442	15,482
Gross margin before fair value impacts in cost of sales	10,082	5,098	19,107	9,303
Gross margin before fair value impacts in cost of sales %	57%	60%	57%	60%
Gross margin	28,750	15,827	48,445	19,272
Gross margin %	164%	186%	145%	124%
Operating expenses before acquisition costs and non-cash operating expenses	16,525	7,344	30,556	12,857
Total operating expenses	29,897	9,710	53,832	17,242
(Loss) income from operations	(1,147)	6,117	(5,387)	2,030
Net (loss) income after taxes	(1,613)	5,430	(10,787)	1,481
Net (loss) income per share - basic	$(0.01)	$0.05	$(0.07)	$0.01
Weighted average shares - basic	167,226,218	108,872,770	165,550,073	106,248,781
Net (loss) income per share - diluted	$(0.01)	$0.05	$(0.07)	$0.01
Weighted average shares - diluted	167,226,218	112,254,363	165,550,073	108,879,226

Selected statements of financial position information

	September 30, 2017	March 31, 2017
Cash and cash equivalents	108,211	101,800
Biological assets	23,496	14,725
Inventory	73,766	45,981
Other working capital	(8,014)	(7,565)
Long-term debt	9,576	10,330
Deferred tax liability	37,663	35,924
Shareholders’ equity	731,573	639,726

SECOND QUARTER REVIEW

Results of Operations for the three and six months ended September 30, 2017 as compared to the three and six months ended September 30, 2016.

REVENUE

Revenue for the three months ended September 30, 2017 and 2016 was $17,569 and $8,498, respectively. The Company first began selling cannabis oil in the fourth quarter of fiscal 2016 under the Tweed brand. The Company believes the sale of cannabis oils will represent a significant revenue stream going forward. In the three months ended September 30, 2017 and 2016, oils, including gel caps, accounted for 18% and 14%, respectively, of the reported revenue for each period.

Revenue in the six months ended September 30, 2017 totaled $33,442 as compared to $15,482 in the same period last year. In the six months ended September 30, 2017 and 2016, oils, including gel caps, accounted for 18% and 12%, respectively, of the reported revenue for each period. Revenues in the six months ended September 30, 2017 already equal 84% of revenue generated in the twelve months ended March 31, 2017.

The total quantity of cannabis sold during the three months ended September 30, 2017 was 2,020 kilograms and kilogram equivalents at an average price of $7.99 per gram, up from 1,169 kilograms and kilogram equivalents at an average price of $7.01 in same period last year due to an increasing mix of oil products and oil-based soft gel caps being sold.

Year-to-date, the Company has sold 3,850 kilograms and kilogram equivalents at an average price of $7.98 per gram compared to 2,153 kilograms at an average price of $7.05 per gram in the six months ended September 30, 2016.

COST OF SALES

Plants that are in pre-harvest are considered biological assets and are capitalized on the balance sheet at fair market value less cost to sell at their point of harvest. Costs to sell include trimming, fulfillment, testing and shipping costs. As they continue to grow through the pre-harvest stages, a corresponding non-cash unrealized gain is recognized in income through cost of sales, reflecting the changes in fair value of the biological assets. At harvest, the biological assets are transferred to inventory at their fair value, which becomes the deemed cost for inventory. Inventory is later expensed to cost of sales when sold and offsets against the gain on biological assets. In addition, the cost of production is expensed through cost of sales and represents overheads and other production costs of growing and selling the plants. Together, the inventory production costs expensed, the fair value changes in biological assets included in inventory sold and the gain from changes in the fair value of biological assets comprise cost of sales. Management expects cost of sales to vary from quarter to quarter based on the number of pre-harvest plants, the strains being grown, and where the pre-harvest plants are in the grow cycle at the end of the period.

During the three and six months ended September 30, 2017, the Company harvested 4,167 kg and 9,742 kg, respectively. In comparison, during the three and six months ended September 30, 2016, the Company harvested 1,711 kg and 3,594 kg, respectively. At September 30, 2017, the unharvested biological assets had an expected yield of 8,997 kg, as compared to expected yield of unharvested biological assets at September 30, 2016 of 4,419 kg.

The net recovery to cost of sales of $11,181 during the three months ended September 30, 2017 was comprised of inventory production costs expensed to cost of sales of $7,487, fair value changes in biological assets included in inventory sold and other inventory charges of $11,647 more than offset by the unrealized gain on changes in the fair value of biological assets of $30,315. The impact of changes in the fair value of biological assets recorded during the quarter was due in large part to the full utilization of Tweed Farms in Niagara-on-the-Lake and to new grow rooms fully operating at Smiths Falls, and to the Bowmanville facility back in full production. In the quarter ended September 30, 2016, the net recovery to cost of sales was $7,329 with inventory production costs expensed amounting to $3,400, fair value changes in biological assets included in inventory sold and other inventory charges of $3,474 more than offset by the unrealized gain on changes in the fair value of biological assets of $14,203.

The net recovery to cost of sales of $15,003 during the six months ended September 30, 2017 was comprised of inventory production costs expensed to cost of sales of $14,335, fair value changes in biological assets included in inventory sold and other inventory charges of $22,647 more than offset by the unrealized gain on changes in the fair value of biological assets of $51,985. In the six months ended September 30, 2016, the net recovery to cost of sales was $3,790 with inventory production costs expensed amounting to $6,179, fair value changes in biological assets included in inventory sold and other inventory charges of $7,349 more than offset by the unrealized gain on changes in the fair value of biological assets of $17,318.

The inventory production costs expensed to cost of sales of $7,487 expensed to cost of sales is principally comprised of the cash costs of the inventory sold in the period, being 2,020 kilograms and kilogram equivalents at a weighted average cost of $2.73 per gram, or $5,506. In addition, other cash period costs include those related to merchandise and accessories sold amounting to $200 and $1,781 related to cash costs primarily associated with $703 in a write down of hemp based inventory due to aging, $391 related to the Mettrum Creemore site being temporarily idle for improvements, as well as $687 of operating costs of subsidiaries not yet cultivating or selling cannabis. This compares to the same period last year when 1,169 kilograms and kilogram equivalents were sold at a weighted average cost per gram of $2.71 and costs of $226 related to accessories sold to total $3,400 in the first quarter of last year.

WEIGHTED AVERAGE COST PER GRAM (NON-GAAP MEASURE)

The weighted average cost per gram is comprised of:

i)	Costs to harvest (from cloning to harvest) include all of the cash operating costs including principally growing labour, utilities such as hydro and water, grow nutrients, rent, and allocated overheads;

ii)	Post-harvest costs consist of cash operating costs related to the production of value added products including cannabis oils and soft gel capsules. Post-harvest costs also include cash operating costs associated with trimming, milling, drying, lab services and testing, and allocated overheads; and

iii)	Shipping and fulfillment costs consist of cash costs related to expedited courier delivery to patients, where applicable, and royalties paid under licensing agreements to product and brand partners including Leafs By Snoop and DNA Genetics. Shipping and fulfillment also includes cash operating costs associated with labour for pre-packaging and dispensing and order fulfilment and shipping along with package materials such as bottles, boxes, and labels and allocated overheads. These costs include investments that the Company chooses to make to create a vastly superior customer experience. Management believes that brands and experiences matter and investing in better shipping options, packaging worthy of collecting, and brands people seek are a key differentiator in the cannabis market.

Weighted Average Cost Gram Information

		Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2017	2017	2017	2016	2016
Cost per Gram to Harvest	$0.72	$0.76	$0.86	$0.87	$0.99
Post Harvest Cost per Gram	$0.53	$0.51	$0.60	$0.54	$0.71

Cost per Gram before shipping and fulfilment	$1.25	$1.27	$1.46	$1.41	$1.70

Cost per Gram for Shipping and Fulfilment	$1.48	$1.50	$1.44	$1.17	$1.01

Weighted Average Cost per Gram	$2.73	$2.77	$2.90	$2.58	$2.71

In the second quarter of fiscal 2018, the weighted average cost per gram to the point of harvest was $0.72 as compared to $0.99 in the same period last year, representing a decrease of 27%. The decrease in costs to the point of harvest is due in part to operating efficiencies from adding twelve additional grow rooms, representing a 100% increase in flowering space, being operational in our Smiths Falls, Ontario location and higher overall plant yields. The second quarter of fiscal 2018 is the fifth consecutive quarter when the cost to point of harvest was less than $1 per gram and fell relative to the previous quarter. These costs are competitive within the industry, and especially competitive for a product mix including high quality indoor production as well as greenhouse production, and may see further optimization as increasing percentages of each facility are brought online and efficiencies are fully realized.

In the second quarter of fiscal 2018, the weighted average cost per gram during post-harvest, including cash costs related to the production of cannabis oils and Softgel capsules, was $0.53 as compared to $0.71 in the second quarter of fiscal 2017, representing a decrease of 25%. The decrease in post harvest costs is due in part to gains in the efficiency of oil extraction resulting from use of the custom built industrial scale CO2 Super Critical AES extraction machine that was commissioned at the end of the first quarter of fiscal 2018, as well as efficiencies gained through improvements in the Company’s trimming and drying processes.

In the second quarter of fiscal 2018, the weighted average cost per gram for shipping and fulfillment costs was $1.48 as compared to $1.01 in the same quarter last year. The increase in shipping and fulfillment costs during the second quarter of fiscal 2018 was due to higher investment in packaging, delivery and overall experience excellence.

GROSS MARGIN (NON-GAAP MEASURE)

The second quarter Fiscal 2018 gross margin before the effects of the IFRS fair value accounting for biological assets and inventory was $10,082 or 57% of sales, as compared to $5,098 or 60% of sales in the second quarter of last year. The lower gross margin percentage was due primarily to the impact of the write down of Hemp based inventory due to discontinued product lines and the temporarily idling of the Mettrum Creemore site for improvements. Excluding these effects and the non-cultivating subsidiaries totaling $1,781, the gross margin before non-cash gains and losses would have been $11,863 or 68% of sales.

The IFRS reported gross margin was $28,750, or 164% of revenue, for the three-month period ended September 30, 2017. In the comparative period ended September 30, 2016, the gross margin on the same basis was $15,827 or 186% of revenue. In the six-month period ended September 30, 2017, gross margin was $48,445 or 145% of revenue, compared to $19,272 or 124% of revenue in same period last year. Gross margin includes the fair value changes in biological assets included in inventory sold and unrealized gain on changes in fair value of biological assets.

The IFRS gross margin was mostly impacted by the full utilization of Tweed Farms and the new grow rooms coming on line at Smiths Falls and Bowmanville operating again to result in a higher gain on changes in the fair value of biological assets relative to the second quarter of last year.

The Company’s completed and planned grow rooms plus the expanded production capacity of Tweed Farms are expected to yield harvests which will produce increased volumes of available inventories and strains for the Company’s registered clients and for export. The Company continues to refine its production processes and methodologies in order to increase production yields and gross margins.

OPERATING EXPENSES

Sales and marketing expenses for the three months ended September 30, 2017 were $7,638 or 43% of revenue. These costs include staffing and resourcing the marketing and sales functions needed in the coming regulated recreational and international markets, costs associated with the Company’s medical outreach program, and the growing customer care center which interfaces directly with the Company’s growing base of patients. Since September 30, 2016, the number of patients have grown from over 24,000 to over 63,000 at September 30, 2017. The outreach program is targeted towards ensuring that healthcare practitioners understand how they can incorporate medical cannabis into their practices. These expenditures are consistent with the Company’s view that early-mover advantage and strong brand recognition are essential to the Company’s successful ongoing customer acquisition strategy. These costs represent a strategic investment, which management believes will have a future benefit in customer acquisition and retention. Further, the Company is making these investments to aggressively seek new domestic and international business opportunities to build for the future. In comparison, sales and marketing expenses for the three months ended September 30, 2016 were $2,810 or 33% of sales.

Sales and marketing expenses for the six-months ended September 30, 2017 were $14,043 or 42% of revenue. In the comparative period last year, sales and marketing expenses were $5,070 or 33% of revenue.

Research and development (“R&D”) expenses for the three months ended September 30, 2017 and 2017 were $494 or 3% of revenue and $503 or 6% of revenue, respectively. The Company’s R&D team is researching a variety of intellectual property opportunities, including those relating to growth patterns under different environmental scenarios and the genetics of various strains, the production of encapsulated cannabis oil capsules in higher volumes as well as in the development and implementation of internal testing resources, capabilities and procedures. In addition, the Company has invested in the development of patent pending technology related to equipment that the Company has engineered specifically for the cannabis industry and which is in daily use in Canopy Growth’s operations.

R&D expenses for the six-months ended September 30, 2017 were $627 or 2% of revenue. In the comparative period last year, research and development expenses in the six months ended September 30, 2016 were $906 or 6% of revenue.

General and administrative (“G&A”) expenses for the three months ended September 30, 2017 and 2016 were $8,393 and $4,031, respectively and 48% of sales and 47% of sales, respectively. Also included is higher audit, legal and professional services fees of $2,156 related to investments in governance and supporting business development and higher finance charges such as credit card payment processing fees of $397 due to increased sales activity. G&A expenses during the fiscal year also included higher employee compensation costs due to increased staff levels, necessary use of consultants and advisory services while expanding and commercializing the Company’s operations, and facility costs in five principal growing operations, compliance costs associated with meeting Health Canada requirements, as well as other public company compliance related expenses including related professional fees. Overall, the increase in G&A reflects the Company’s growth and building of commercial capacity and capability. As international expansion forms a key component of the Company’s business growth strategy, the Company expects to incur related costs, such as legal and tax advice, while pursuing these business ventures in the future.

G&A expenses in the six-months ended September 30, 2017 were $15,886 or 48% of revenue. These costs include higher audit, legal and professional services fees of $3,508 related to investments in governance and supporting business development, and higher finance charges such as credit card payment processing fees of $732 due to increased sales activity. In the comparative period last year, G&A expenses were $6,881 or 44% of revenue in the six-months ended September 30, 2016.

Acquisition-related expenses for the three -month period ended September 30, 2017 and 2016 were $865 and $592, respectively. Acquisition-related expenses in the second quarter period ended September 30, 2017 were primarily related to $145 related to the BC Tweed Joint Venture, $136 related to the Spot acquisition, and $169 related to other M&A and M&A advisory services. The Acquisition-related expenses in the second quarter of fiscal 2017 were also due to the ongoing evaluation of potential acquisitions performed during the period and increased legal, accounting and strategic business consulting services required to complete or evaluate the transactions. The Company may acquire strategic businesses and assets in the future as it pursues its growth strategy. As such, the Company may incur related acquisition expenses, including legal, accounting and strategic business consulting service related fees, in the future.

ADJUSTED EBITDA (NON-GAAP MEASURE)

The Company’s “Adjusted EBITDA” is a Non-GAAP metric used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines the Adjusted EBITDA as the Income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including the stock based compensation expense, depreciation, and the non-cash effects of accounting for biological assets and inventories, and further adjusted to remove acquisition related costs. Management believes Adjusted EBITDA is a useful financial metric to assess its operating performance on a cash adjusted basis before the impact of non-cash items and acquisition activities.

Adjusted EBITDA in the second quarter fiscal 2018 amounted to a loss of $6,213 compared to a loss of $1,949 in the same period last year. In the six-months ended September 30, 2017, the Company’s Adjusted EBITDA amounted to a loss of $11,272 compared to a loss of $3,170 in the same period last year.

CANOPY GROWTH CORPORATION

Adjusted EBITDA1 Non-GAAP Measure

	Three Months Ended		Six Months Ended
	September 30,	September 30,	September 30,	September 30,
(In CDN$000’s)	2017	2016	2017	2016
			(As restated)
Adjusted EBITDA[1] Reconciliation
Loss from operations - as reported	$(1,147)	$6,117	$(5,387)	$2,030

IFRS non-cash accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other inventory charges	11,647	3,474	22,647	7,349
Unrealized gain on changes in fair value of biological assets	(30,315)	(14,203)	(51,985)	(17,318)

	(18,668)	(10,729)	(29,338)	(9,969)
Share-based compensation expense (per statement of cash flows)	7,276	1,257	11,234	2,232
Acquisition Costs	865	592	1,701	592
Share of loss in equity investments	170	(170)	170	50
Depreciation and amortization	5,291	984	10,348	1,895

	13,602	2,663	23,453	4,769
Adjusted EBITDA	$(6,213)	$(1,949)	$(11,272)	$(3,170)

1	- Adjusted EBITDA is Earnings Before Interest, Tax, and Depreciation and other non-cash items, and as adjusted for acquisition related items.

OTHER EXPENSES AND NET INCOME

Interest income was interest received from the cash the Company has deposited with a Schedule A Canadian financial institution and was offset by long-term debt interest expense for loans at Tweed Farms, Bedrocan and Mettrum and capital leases. For the three months ended September 30, 2017 and 2016, it netted to interest income of $135 and interest expense of $42, respectively. The net interest income during the three months ended September 30, 2017 related to long-term mortgage debt outstanding more than offset by the interest earned on short-term investments.

The Company recorded fair value changes on financial assets of $146 for the three months ended September 30, 2017, which is recognized from the strategic agreement with AusCann. Under the agreement, the Company obtained shares and options. The options represent a derivative financial instrument that is initially recognized at fair value and subsequently remeasured to its fair value at the end of each reporting period.

The MedCann Access acquisition included consideration which is contingent on future performance. This consideration was recognized as a liability on the balance sheet at its estimated fair value. The change in the fair value of the contingent consideration associated with the MedCann Access acquisition is recorded in earnings and resulted in an expense of $nil and $286, respectively, for the three months ended September 30, 2017 and 2016. On October 1, 2016, the contingent consideration liability was reduced to $nil.

The Company recorded an income tax expense of $707 for the three months ended September 30, 2017 relating to changes in the deferred tax liability. In the comparative period last year, the Company recorded income tax expense of $359.

Net loss for the three months ended September 30, 2017 was $1,613 or $0.01 per basic and diluted share, including net effects of the IFRS accounting for biological assets and inventory which combined to a gain of $18,668. In the comparative period last year, net income was $5,430 or $0.05 per basic and diluted share including net effects of the IFRS accounting for biological assets and inventory which combined to a gain of $10,729.

LIQUIDITY

As at September 30, 2017, the Company had cash and cash equivalents available of $108,211, up from $101,800 at the end of fiscal 2017. The increase from the end of fiscal 2017 was mainly due to the cash received from the Canopy Rivers private placement of $36,320 in June 2017 and a $25,000 private placement common share issuance in July 2017, the exercise of options and warrants mostly offset by cash used to fund operations of $22,894 and investments in facility enhancements totaling $25,526. The Company’s cash and cash equivalents includes cash held by Canopy Rivers, amounting to $46,541 at September 30, 2017.

While the Company has incurred cash losses to date, management anticipates success and eventual cash profitability of the business, though there can be no assurance that the Company will gain adequate market acceptance for its products or be able to generate sufficient positive cash flow to achieve its business plans.

The Company’s objectives when managing its liquidity and capital structure are to generate sufficient cash to fund the Company’s operating, acquisition and organic growth requirements.

The table below sets out the cash, biological assets, inventory, other working capital, and long-term debt at September 30, 2017 and March 31, 2017.

(CDN $000’s)	September 30, 2017	March 31, 2017
Cash & cash equivalents	$108,211	$101,800
Biological assets	23,496	14,725
Inventory	73,766	45,981
Other working capital	(8,014)	(7,565)
Long-term debt	9,576	10,330

The increase in total working capital to $197,459 (March 31, 2017 - $154,941) was primarily due to the increase in inventory and the cash raised by Canopy Rivers which was consolidated in the financial statements.

As at September 30, 2017, on average, the biological assets were 42% complete as to the next expected harvest date, compared to 43% average stage of completion as at March 31, 2017. The Company’s biological assets (plants in various stages of growth) had an expected yield of approximately 8,997 kilograms as at September 30, 2017, compared to 5,858 kilograms as at March 31, 2017. The higher expected yield at September 30th was due to the new grow rooms coming on line at Smiths Falls and having Mettrum operations integrated and online.

At September 30, 2017, inventory quantities amounted to 12,064 kilograms of dry cannabis. Of this amount, 1,679 kilograms was finished goods available for sale; 3,355 kilograms of product in process of testing and awaiting release for sale, and 7,030 kilograms of extract-grade cannabis held for conversion to oils and capsules. This compares to March 31, 2017 when a total of 8,360 kilograms of dry cannabis was in inventory, comprised of 377 kilograms of finished goods, 3,173 kilograms of product awaiting approvals to be released for sale, and 4,810 kilograms of extract-grade cannabis being held for conversion to oils and to capsules. In addition, the Company had a total of 2,683 litres of cannabis oil, ranging from concentrated resins, or refined oil, to oil in their finished state and available for sale, and 271 kilograms of capsules on hand at June 30, 2017, up from 2,236 litres held at March 31, 2017, also ranging from concentrated resins to finished oils available for sale.

Inventory at September 30, 2017 amounted to $73,766 (March 31, 2017 - $45,981) and biological assets amounted to $23,496 (March 31, 2017 - $14,725), together totaling $97,262 (March 31, 2017 - $60,706) all of which Management believes is required to meet expected market demands.

The increase in inventory since March 31, 2017 was principally due to the harvests at the Company’s greenhouse in Niagara-on-the-Lake. Harvested plants were added to inventories during the quarter and quantities maintained to meet the growth in sales expected and meet strain availability requirements, and the expansion of oils.

The long-term assets which total $580,446 (March 31, 2017 - $523,934) were comprised principally of intangible assets of $430,570, property, plant and equipment and assets in process of $123,200 that relate to the infrastructure build out for growing production and operations, investments in associates and other financial assets of $26,676 which are comprised of various investments the Company and its subsidiaries have made.

The chart below highlights the Company’s cash flows during the quarter ended September 30, 2017 and 2016.

(CDN $000’s)	Six months ended
Net cash provided by (used in)	September 30, 2017	September 30, 2016
	(As restated)
Operating activities	$(22,872)	$(8,944)
Investing activities	(33,859)	(8,728)
Financing activities	63,142	47,654
Cash and cash equivalents, beginning of year	101,800	15,397

Cash and cash equivalents, end of period	$108,211	$45,379

CASH USED IN OPERATING ACTIVITIES

The cash used in operating activities prior to changes in working capital during the six months ended September 30, 2017 amounted to $12,811, with net loss of $10,787, which included the IFRS accounting unrealized gain on biological assets of $51,985 to more than offset the fair value changes in biological assets included in inventory sold and other inventory charges of $22,647 and other non-cash items such as depreciation and amortization of $10,348, total share-based compensation of $11,234, fair value changes on financial assets of $3,354 and income tax expense of $2,040. The cash used in operating activities after changes in working capital during the six months ended September 30, 2017 amounted to $22,894.

In the comparative period last year, the cash used in operating activities amounted to $8,944, driven by the net income in the six months ended September 30, 2016 of $1,481, which included the IFRS accounting unrealized gain on biological assets of $17,318 which was offset by the fair value changes in biological assets included in inventory sold and other inventory charges of $7,349 and other non-cash items such as depreciation and amortization of $1,895 and total share-based compensation of $2,232.

CASH USED IN INVESTING ACTIVITIES

The cash used in investing activities during the six months ended September 30, 2017 of $33,859 was primarily due to the expansion of growing capacity at Tweed and investments made to the Mettrum Bowmanville, facility, adding 200% more production capacity along with completion of the retrofit at the existing flowering rooms at that facility of $25,526 and investments made by the Company and its subsidiaries of $14,649, partially offset by proceeds on the sale of Bennett North of $7,000. In comparison, to the six months ended September 30, 2016, the cash used in investing activities of $8,728 was due to purchases of property, plant, and equipment and assets in process.

CASH FROM FINANCING ACTIVITIES

The cash provided by financing activities during the six months ended September 30, 2017 of $63,164 was primarily due to $35,135 raised by Canopy Rivers. The Company also received proceeds from the July private placement for net proceeds of $24,160, the exercise of stock options and warrants amounting to $3,962 which were partially offset by the repayment of long-term debt amounting to $754.

In the comparative period, the cash provided by financing activities during the six-months ended September 30, 2016 of $47,654 mainly resulted from the bought deal financings which closed on April 15, 2016 and August 24, 2016 for combined net proceeds of $42,979, the proceeds from the issuance of new mortgage debt of $3,500, and the proceeds from the exercise of warrants and stock options amounting to $1,254. The cash proceeds were partially offset by the repayment of long-term debt amounting to $339.

LIQUIDITY, FINANCING AND CAPITAL RESOURCES

The Company is subject to risks including, but not limited to, its inability to raise additional funds through debt and/or equity financing to support the Company’s development and continued operations and to meet the Company’s liabilities and commitments as they come due. Specifically, the Company has a history of losses with an accumulated deficit of $31,688, share capital of $684,152 and working capital of $197,459 as at September 30, 2017. This compares to an accumulated deficit of $21,296, share capital of $621,541 and working capital of $154,941 as at March 31, 2017. See below under the heading “Risk Factors”.

CAPITAL ACTIVITIES

The Company manages its capital with the objective of maximizing shareholder value and sustaining future development of the business. The Company defines capital as the Company’s equity and any debt it may issue. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the Company’s activities. The Company, upon approval from its Board of Directors, will undertake to balance its overall capital structure through new share issues, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company’s principal capital needs are for funds to expand its growing rooms, ancillary rooms, strategic acquisitions, and general working capital requirements to fund operations and to support growth including new opportunities to produce and sell cannabis oil and dry cannabis buds. Since its formation, the Company has financed its cash requirements primarily through the issuance of capital stock with the following exceptions.

On November 7, 2014, a mortgage was obtained on the Tweed Farms property. The mortgage was obtained from a Canadian financial institution for an original amount of $1,875 (September 30, 2017 - $1,219) at an annual interest rate of 5.3% and had a term of 5 years and an amortization period of 7 years. On August 5, 2016, the Company obtained a second mortgage on the Tweed Farms property with the same Canadian financial institution for an original amount of $3,500 (September 30, 2017 – $2,997) with an annual interest rate of 4.9%, term of 5 years and an amortization period of 7 years. Through the acquisition of Mettrum on January 31, 2017, the Company has an additional mortgage of $2,846, also with the same Canadian financial institution, on the Mettrum property, with an annual interest rate of 4.8%, term of 5 years and an amortization period of 7 years. Through the acquisition of Bedrocan on August 28, 2015, the Company has a long-term debt facility totaling $1,646 with an interest rate of 10%, due on July 1, 2024, payable in blended monthly payments (See “Transactions with Related Parties”).

The Company also has revolving lines of credit for up to $5,500 with the same Canadian financial institution holding the three mortgages, with variable interest rates based on the CIBC prime rate plus 1.2% with a 5 year term and interest only payments on drawn amounts, but is payable on demand or may be prepaid at any time at the option of the Company. The lines of credit are subject to disbursement conditions related to capital expenditures at Tweed Farms and Mettrum. The lines of credit were undrawn as at June 30, 2017.

The Company’s authorized share capital is an unlimited number of common shares of which 168,758,984 common shares were issued and outstanding as at September 30, 2017, after excluding 3,036,659 escrowed shares to be released after meeting certain conditions (March 31, 2017 – 162,187,262 common shares); and 14,772,654 shares under the Company employee stock option plan (“ESOP”) at prices between $0.43 and $11.80 per share at September 30, 2017 (March 31, 2017 – 10,044,112 option shares).

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements other than those as stated below in the section titled “Transactions with Related Parties”.

TRANSACTIONS WITH RELATED PARTIES

The Company had previously been leasing office premises from Tweed Hershey Drive Inc., which was related through common ownership (the Company’s CEO and chairman is a significant shareholder of the lessor). On January 13, 2017, the Company acquired the land and buildings at 1 Hershey Drive in Smiths Falls, Ontario. Details of the amounts expensed and owing related to these premises are detailed in Note 17 Related Parties in the unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2017.

The Company leases premises for the two Bedrocan facilities in Toronto and a facility in Edmonton from a company controlled by Murray Goldman, a director of Canopy Growth Corporation. The Bedrocan facility leases expire on October 15, 2018 and August 31, 2024 and the Edmonton facility lease expires on July 31, 2037. Details of the amounts expensed and owing related to these premises are described in Note 17 Related Parties in the unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2017.

The Company leases premises for the Mettrum Hemp’s production facility located in Barrie, Ontario from the former founder and shareholder of Mettrum Hemp and former officer of Mettrum, now the president of Mettrum Hemp and a shareholder of the Company. The lease has a term of five (5) years with an expiration date of March 31, 2020 together with one (1) extension term of five (5) years. Details of the amounts expensed and owing related to these premises are described in Note 17 Related Parties in the unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2017.

The Chief Executive Officer has been engaged to provide services to the Company at $55 per quarter and is eligible for up to a $300 annual bonus. Details of the amounts expensed and owing related to these premises are described in Note 17 Related Parties in the unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2017.

The Company currently has a loan payable to a director of the Company. Included in interest expense for the three and six months ended September 30, 2017 was an amount of $42 and $87, respectively (for the three and six months ended September 30, 2016 - $46 and $92, respectively). At September 30, 2017, the loan balance was $1,646 (March 31, 2017 - $1,724).

Pursuant to the share purchase agreement with Hemp.CA, the Company entered into a lease for Vert and Hemp.CA properties with a shareholder of Hemp.CA and who is now, Senior Vice President and Managing Director of Hemp.CA. The lease expires on November 1, 2036 and the Company has two automatic renewal terms of 10 years each. For the three and six months ended September 30, 2017, the expense incurred under this lease including base rent and operating costs was $11 and $25, respectively.

During the three and six months ended September 30, 2017, $141 and $352, respectively was expensed in director’s fees (for the three and six months ended September 30, 2016 - $52 and $112, respectively). The Company had $nil owing in accounts payable and accrued liabilities to directors at September 30, 2017 (March 31, 2017 - $nil). The Company has loans receivable from four officers and two directors relating to the share purchase loan described in the unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2017. At September 30, 2017, the loans receivable was $308 (March 31, 2017 - $nil).

These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of Disclosure Controls was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the material weaknesses set forth below under “Previously Identified Material Weaknesses” were noted.

Internal Controls Over Financial Reporting

The Chief Executive Officer and Chief Financial Officer, in accordance with National Instrument 52-109 (“NI 52-109”), have both certified that they have reviewed the financial report and this MD&A (the “Filings”) and that, based on their knowledge having exercised reasonable diligence, (a) the Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made with respect to the period covered by the filings; and (b) the financial report together with the other financial information included in the Filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the Filings.

NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining internal controls over financial reporting (“ICFR”) for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company’s management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2017, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013 (the “COSO 2013 Framework”). Based on the evaluation performed, management concluded that material weaknesses existed as of March 31, 2017.

Previously Identified Material Weakness

As of March 31, 2017, management concluded that the Company’s internal controls over financial reporting were not effective due to material weaknesses identified that related to:

Accounting for Other Financial Assets - The Company did not maintain effective controls over the accounting for investments in which the Company does not have control or significant influence over the investee reported in “Other Financial Assets”. The impact of this material weakness was to understate the fair value of the investments, with a corresponding understatement of fair value changes on AFS investments in the consolidated statements of comprehensive income/(loss) and understatement of fair value changes on financial assets in the statement of operations and the related tax effect of these errors;

Reliance on End User Computing (“EUC”) - Corporate-wide EUC spreadsheets used in financial reporting have not been inventoried. Risks exist that these spreadsheets are inadequately secured and retained. In addition, the accounting complexities encountered in the financial reporting relies on equally complex spreadsheets. Spreadsheets are inherently prone to error due to their manual nature. The Company’s controls related to spreadsheets did not address all risks associated with updating assumptions, manual entry into spreadsheets, completeness of data entry, nor evidence of review of completed spreadsheets; and

IT General Controls - The Company did not maintain effective general information technology controls related to user access and change management processes throughout the fiscal year. Risks exist that IT systems were not effectively secured and controlled, which may lead to unauthorized or unintended processing within financial reporting systems. While management took action towards addressing certain of these deficiencies during the fiscal year, deficiencies were only addressed part way through the fiscal year and following March 31, 2017.

Remediation Plan and Activities

Management has commenced remediation of these material weaknesses in fiscal 2017 and fiscal 2018, and its remediation plan includes the following actions:

1.	Additional resources have been added to support external financial reporting and new review procedures have been introduced over investments in which the company does not have control or significant influence over the investee. Management has tested these controls as at the date hereof and considers the remediation to have been completed;

2.	A comprehensive revalidation of information technology user access, correction of exceptions noted, performance of refresher training and initiation of tools and process improvements to remediate these internal controls;

3.	Continued engagement of third party resources to assist the Company in its risk assessment process and in completing the design and implementation of certain internal controls over financial reporting pursuant to the COSO 2013 Framework and remediation of the Company’s general information technology controls over information security and change management processes;

4.	Completing an inventory listing of EUC spreadsheets in use and adopting a platform for storage of EUC spreadsheets; and

5.	Launching a cross-functional business transformation process, enabled by a new end to end Enterprise Resource Planning (“ERP”) system, to standardize and automate business processes and controls across the organization domestically and internationally. The project is a major initiative that will make use of third party consultants and expand the depth and breadth of the finance and information technology organizations. The project, named Project Summit, was launched in June 2017 and is expected to extend into the spring of calendar 2018, and will enable continuous improvement and scalability.

The material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Management has determined that the material weakness related to accounting for other financial assets has been remediated whereas the other material weaknesses have not been fully remediated as of the date hereof.

No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the Company’s internal control over financial reporting in the future. Management, including the Chairman and Chief Executive Officer and Chief Financial Officer, does not expect that disclosure controls and procedures or internal control over financial reporting will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of the recently acquired operations of Vert (acquired November 1, 2016), Hemp.CA (acquired November 1, 2016), MedCann GmbH (acquired December 12, 2016), Mettrum Health Corp. (acquired January 31, 2017), Tweed Grasslands Cannabis Inc. (acquired May 1, 2017). Excluding the goodwill and identified intangibles created on the acquisitions, the operations of Vert, Hemp.CA, MedCann GmbH, Mettrum Health Corp., Tweed Grasslands Cannabis Inc., Spot Therapeutics Inc. and Grow House JA Limited combined, represent approximately 4% of the Company’s assets (approximately 6% of current assets and 2% of non-current assets); they also represent approximately 25% of current liabilities and 7% of long-term liabilities, 5% of the Company’s revenues and 27% of the Company’s operational expenses for the three months ended September 30, 2017.

CSA National Instrument 52-109 requires the Chief Executive Officer and Chief Financial Officer to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Other than those described above, there have been no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2017 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

NON-GAAP AND ADDITIONAL GAAP MEASURES

The Company uses “Income from operations” as an additional GAAP financial measure within the financial statements and MD&A, but is not a defined term under IFRS to assess performance. Management believes that this measure provides useful supplemental information to investors and is computed on a consistent basis for each reporting period.

Income from operations is calculated as total revenues less total operating expenses derived from the Consolidated Statements of Operations. It is used by management to analyze operating performance, but it is not intended to represent an alternative to net earnings or other measures of financial performance in accordance with IFRS.

“Weighted Average Cost Per Gram” is a metric used by management to measure performance efficiencies in growing and selling medical cannabis. The metric is calculated by breaking out costs related to the inventory grown, harvested, and sold in the period, to arrive at a weighted average cost per gram to grow, harvest, and sell cannabis.

“Adjusted EBITDA” is a metric used by management which is Income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including the stock based compensation expense, depreciation, and the non-cash effects of accounting for biological assets and inventories, and further adjusted to remove acquisition related costs. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

RISKS AND UNCERTAINTIES

Many factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in the Company’s AIF dated June 29, 2017 and in the Company’s Short-Form Prospectuses dated December 16, 2016, August 18, 2016, and April 8, 2016 filed with securities regulators and available on www.sedar.com, which risk factors are incorporated by reference into this document, and should be reviewed in detail by all readers:

•	The Company has a history of net losses, may incur significant net losses in the future and may not achieve or maintain profitability;

•	The Company’s ability to grow, store and sell medical cannabis in Canada are dependent upon licenses from Health Canada which are subject to ongoing compliance and reporting requirements;

•	The activities of the Company are subject to regulation by governmental authorities, particularly Health Canada;

•	The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of medical cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment;

•	Third parties with which the Company does business may perceive that they are exposed to reputational risk because of the Company’s medical cannabis business activities;

•	The operation of the Company can be impacted by adverse changes or developments affecting the facilities of the Company’s wholly-owned subsidiaries;

•	The Company’s ability to recruit and retain management, skilled labour and suppliers is crucial to the Company’s success;

•	The Company’s growth strategy contemplates outfitting its facilities with additional production resources. A variety of factors could cause these activities to not be achieved on time, on budget, or at all. As a result, there is a risk that the Company may not have product or sufficient product available to meet the anticipated demand or to meet future demand when it arises;

•	The Company and its wholly-owned subsidiaries have limited operating histories;

•	Even if its financial resources are sufficient to fund its current operations, there is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing and there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company;

•	There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company;

•	The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical cannabis market or any product, or consistent with earlier publicity;

•	The Company and its wholly-owned subsidiaries face an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury;

•	The products of the Company’s wholly-owned subsidiaries could be subject to the recall or return of their products for a variety of reasons. If a product recall or return should happen, the Company could be required to incur unexpected expenses and divert management attention and could see harm caused to its image and product sales decline. In addition, as result of the product recall or return, the Company and its wholly-owned subsidiaries could face increase operational scrutiny by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses;

•	The introduction of home and designated growing may have a negative impact on the Company’s sales and infringe on the Company’s market;

•	Greater access to medical cannabis, through home and designated growing and illegal dispensaries, may decrease the number of patients registering with the Company and may cause registered patients to leave the Company and grow for themselves;

•	Home and designated growing may increase access to cannabis in the illegal market, potentially impacting the public’s perception of the Company, and the cannabis industry as a whole;

•	Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company;

•	The Company is largely reliant on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry in Canada. A failure in the demand for its products to materialize because of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company;

•	The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls;

•	The Company may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption;

•	The Company could fail to integrate acquired companies into the business of the Company;

•	Completed acquisitions, strategic transaction or investments could fail to increase shareholder value;

•	Certain of the Directors and Officers of the Company are also directors and officers of other companies, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies;

•	The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business;

•	The market price for the common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control;

•	There can be no assurance that an active and liquid market for the common shares will be maintained and an investor may find it difficult to resell any securities of the Company;

•	The Company does not anticipate paying any dividends on the common shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings;

•	The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety; and

•	The Company has, and will have, certain business arrangements with third parties, the breakdown/loss of which could impact its operations.